CUSIP No:	871562203

1)	Reporting Person
	& SS# or Tax ID:	Andrew M. Lassak	SS#	###-##-####

2)  Check Correct Box
	if Member of Group:	(a) /  /	(b) /  /

3)  SEC Use only

4)	Source of Funds:	/ WC /

5)  Check if Disclosure of
	Legal Proceedings Required
	by Items 2(d) or 2(e):	/  /

6)  Citizenship or
	Co.'s Location:	USA

No. Shares Beneficially
Owned by Filer, With...

7)	Sole Voting Power:	663,800*

8)  Shared Voting Power:	0

9)	Sole Dispositive Power:	663,800*

10)	Shared Dispositive Power:	0

11)  Aggregate Beneficially
	Owned by Filer: 	663,800*

12)  Check if Amount in (11)
	Excludes Certain Shares:	/  /

13)  Percent of Class
	by Amount in (11): 	/ 9.56% /*

14)  Type of Filer:	Andrew M. Lassak	IN


* Figures marked with asterisks assume conversion of warrants and rights solely held by Mr. Lassak to common shares. See Item 5
(a)(b) in this Schedule 13D for a full breakdown

Item 1.	SECURITY AND ISSUER

	The classes of securities to which this Schedule 13D relate are shares, warrants and rights of common stock of Synagro
Technologies, Inc. ("SYGR"), whose principle executive offices are located at 16000 Stuebner Airline, Suite 420, Spring, Texas
77379.


Item 2.	IDENTITY AND BACKGROUND

	(a)-(c),(f) This statement is being filed by Andrew M. Lassak (the filer), 7 St. Cloud Lane, Boca Raton, FL 33431. The filer is employed by Joseph Charles and Associates, Inc. (JCA), located at 5550 Glades Road, Suite 206, Boca Raton, Florida 33431. JCA is an investment banking firm which makes markets in NASD securities.
Mr. Lassak is an account executive at JCA whose primary duties involve buying and selling small cap securities for institutional clients. Mr. Lassak is a U.S. citizen.

	(d)-(e) Mr. Lassak has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.


Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	Mr. Lassak has purchased Synagro Technologies common stock and warrants to purchase common shares through open market transactions. He has also received equity units from Synagro as consideration for services rendered in the company's October, 1995 secondary offering.


Item 4.	PURPOSE OF THE TRANSACTION

	The filer has acquired common shares and equities convertible to common stock as an investment. Mr. Lassak intends to review on a continuing basis his investments in Synagro's common stock, Synagro's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Mr. Lassak may purchase additional Synagro shares in the open market, in privately-negotiated transactions, and/or any other means. Additionally, he may dispose of Synagro securities either in the open market, in privately-negotiated transactions, and/or by other means.


Item 5.	INTEREST IN SECURITIES OF THE ISSUER

	(a)(b) As of September 20, 1996, Mr. Lassak owns shares, warrants and rights units totaling 663,800 shares. His stake consists of 67,600 common shares, warrants to purchase 428,200 shares at $2.40 per share expiring in the year 2000, and rights to acquire 14,000 units at $16.20 per unit with each unit consisting of 6 common shares and 6 purchase warrants. The Synagro 8K dated July 18, 1996 reported 6,349,000 shares outstanding as of June 30, 1996 on a pro forma basis upon Synagro's acquisition of Pima Gro, Inc. Based on this number and assuming conversion and registration of all Mr. Lassak's warrants and rights (increasing shares outstanding to 6,945,200), Mr. Lassak owns approximately 9.56% of the Synagro common stock.

	(c) Between July 15 and 23,1996, Mr. Lassak purchased 67,600 common shares in the open market at prices from $1.0933 to $1.097 per share. Additionally, from May 10, 1996 to September 12, 1996, he bought 428,200 warrants in the open market at prices between $.1875 and $.455 per warrant. The warrants are convertible to common stock at an exercise price of $2.40 per share, expiring on
October 12, 2000.  Lastly, 	Mr. Lassak will receive 14,000 rights
units from Synagro on October 1, 1996, in consideration for services rendered in the company's $6,000,000 secondary offering in October, 1995. Each unit consists of six common shares and six warrants exercisable into common stock at $3.24 per share. The units have registration rights effective upon receipt.


Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
		RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

	Mr. Lassak has no contract, arrangement, understanding or relationship with any other person with respect to any securities of Synagro including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.	MATERIAL TO BE FILED AS EXHIBITS

	Not applicable.


		SIGNATURE

	After due inquiry, and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.





	Andrew M. Lassak	9/23/96